SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Mayor’s Jewelers, Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

578462103

(Cusip Number)

Sabine Bruckert, Esq.
Vice President and General Counsel
Henry Birks & Sons Inc.
1240 Square Phillips
Montreal, Quebec, Canada, H3B 3H4
Telephone: (514) 397-2511

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2004

(Date of Event Which Requires Filing of this Statement)

☐ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 578462103			Page 2 of 12

1.	Name of Reporting Person: HENRY BIRKS & SONS INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 66,519,664

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 66,519,664

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 66,519,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 76.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 578462103			Page 3 of 12

1.	Name of Reporting Person: HENRY BIRKS & SONS HOLDINGS INC.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: CANADA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 66,519,664

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 66,519,664

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 66,519,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 76.4%

14.	Type of Reporting Person (See Instructions): HC

CUSIP No. 578462103			Page 4 of 12

1.	Name of Reporting Person: REGALUXE INVESTMENTS Sarl		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 66,519,664

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 66,519,664

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 66,519,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 76.4%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 578462103			Page 5 of 12

1.	Name of Reporting Person: Dr. Lorenzo Rossi de Montelera		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF - OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: ITALIAN

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power:

		8.	Shared Voting Power: 66,519,664

		9.	Sole Dispositive Power:

		10.	Shared Dispositive Power: 66,519,664

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 66,519,664

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 76.4%

14.	Type of Reporting Person (See Instructions): IN

     This Amendment No. 3 amends the Statement on Schedule 13D filed with the Securities and Exchange Commission on August 9, 2002, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 25, 2003, as amended by Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on November 28, 2004 (the “Schedule 13D”) by Henry Birks & Sons Inc. (“Birks”), Henry Birks & Sons Holdings Inc. (“Holdings”), Regaluxe Investment Sarl (“Regaluxe”) and Dr. Lorenzo Rossi di Montelera with respect to the common stock, $0.0001 par value (the “Shares”) of Mayor’s Jewelers, Inc., a Delaware corporation (“Mayor’s”). This Amendment No. 3 relates to Birks’ sale of 1,000,000 Shares by means of a private placement.

     The following amendments to items 5 and 7 of the Schedule 13 D are hereby made.

Item 5. Interest in Securities of the Issuer

     (a) Based on the most recent information available, the aggregate number and percentage of the Shares (the securities identified pursuant to Item 1 of this Schedule 13D) that are beneficially owned by each of the Reporting Persons is set forth in boxes 11 and 13 of the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference. Of the 66,519,664 Shares beneficially owned by the Reporting Persons, 50,166,667 Shares are issuable upon conversion of Series A-1 Convertible Preferred Stock of Mayor’s and 16,352,997 of Shares.

     (b) The numbers of Securities as to which each of the Reporting Persons has sole voting power, shared voting power, sole dispositive power and shared dispositive power are set forth in boxes 7, 8, 9 and 10, respectively, on the second part of the cover page to this Schedule 13D for each of the Reporting Persons, and such information is incorporated herein by reference.

     (c) Except as described herein, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person listed in Annex A, B, or C, as the case may be, beneficially owns, or has acquired or disposed of, any Shares during the last 60 days.

     (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares held by the Reporting Persons other than each of the Reporting Persons.

     (e) Not applicable.

Item 7. Material to be filed as Exhibits

Exhibit 1 Joint Filing Agreement dated as of April 8, 2004 among Birks, Holdings, Regaluxe and Dr. Rossi.

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2004	HENRY BIRKS & SONS INC.
	By:	/s/ Sabine Bruckert
		Name:	Sabine Bruckert
		Title:	General Counsel and Corporate Secretary

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2004	HENRY BIRKS & SONS HOLDINGS INC.
	By:	/s/ Gerald Berclaz
		Name:	Gerald Berclaz
		Title:	Corporate Secretary

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2004	REGALUXE INVESTMENT Sarl
	By:	/s/ Filippo Recami
		Name:	Filippo Recami
		Title:	Chief Executive Officer

SIGNATURE

     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2004	DR. LORENZO ROSSI DI MONTELERA
	By:	/s/ Lorenzo Rossi di Montelera
		Name:	Lorenzo Rossi di Montelera
		Title:	Director

Annex Index

Annex	Description
A	Directors and Executive Officers of Henry Birks & Sons Inc.

B	Directors and Executive Officers of Henry Birks & Sons Holdings Inc.

C	Directors and Executive Officers of Regaluxe Investment Sarl.

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF
HENRY BIRKS & SONS INC.

     The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Inc.

Present Principal Occupation or
Employment and the Name, Principal
Business and Address of any
Corporation or other Organization
in which such employment is
Name	conducted	Citizenship
Dr. Lorenzo Rossi di Montelera	Businessman Regaluxe Investment Sarl 26, rue Louvigny L-1946 Luxembourg	Italian
Thomas A. Andruskevich	President and Chief Executive Officer, Henry Birks & Sons Inc., 1240 Square Phillips, Montreal, Quebec, Canada, H3B 3H4	American
Shirley A. Dawe	Consultant, President Shirley Dawe Associates Inc. 119 Crescent Road, Toronto Ontario, Canada, M4W 1T8	Canadian
Rosamond Ivey	Consultant JRS Groups 30 St. Clair Street West, Suite 1200 Toronto, Ontario, M4V 3A1	Canadian
Margherita Oberti	Professor, Corpus Christi College 5935 Iona Drive, Vancouver, B.C., V6T 1J7, Canada	Canadian
Peter O’Brien	Lawyer, Stikeman, Elliott 1155, Blvd. Rene-Levesque W. Montreal, Quebec H3B 3V2 Canada	Canadian
Filippo Recami	Chief Executive Officer and Managing Director Regaluxe Investment Sarl 26, rue Louvigny L-1946 Luxembourg	Italian

ANNEX B

DIRECTORS AND EXECUTIVE OFFICERS OF
HENRY BIRKS & SONS HOLDINGS INC.

     The following table sets forth certain information with respect to the directors and executive officers of Henry Birks & Sons Holdings Inc.

Present Principal Occupation or
Employment and the Name,
Principal Business and Address
of any Corporation or other
Organization in which such
Name	employment is conducted	Citizenship
Dr. Lorenzo Rossi di Montelera	Businessman Regaluxe Investment Sarl. 26, rue Louvigny L-1946 Luxembourg	Italian
Mr. Gerald Berclaz	Businessman 14, rue Toepffer CH-1206 Geneva, Switzerland	Swiss
Mrs. Margherita Oberti	Professor, Corpus Christi College 5935 Iona Drive, Vancouver, B.C., V6T 1J7 Canada	Canadian

ANNEX C

DIRECTORS AND EXECUTIVE OFFICERS OF
REGALUXE INVESTMENT Sarl

The following table sets forth certain information with respect to the directors and executive officers of Regaluxe Investments Sarl

Present Principal Occupation
or Employment and the Name,
Principal Business and Address
of any Corporation or other
Organization in which such
Name	employment is conducted	Citizenship
Davide Barberis-Canonico	Businessman Manifatture di Ponzone Via Provinciale 319 Ponzone (Biella) I-13835 Italia	Italian
Gerald Berclaz	Director Gestofi S.A. 14, rue Toepffer CH-1206, Geneva, Switzerland	Swiss
Filippo Recami	Chief Executive Officer and Managing Director Regaluxe Investment Sarl 26, rue Louvigny L-1946 Luxembourg	Italian
Lorenzo Rossi di Montelera	Businessman Regaluxe Investment Sarl 26, rue Louvigny L-1946 Luxembourg	Italian
Carlo Schlesser	President Partner SGG Arthur Andersen 23 avenue Monterey 1086 Luxembourg	Luxembourg
Jean-Paul Reiland	Manager SGG Arthur Andersen 23 avenue Monterey, 1086 Luxembourg	Luxembourg

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement dated as of April 8, 2004 among Birks, Holdings, Regaluxe and Dr. Rossi.